SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE STATUTORY AUDIT COMMITTEE MEETING
HELD ON MARCH 02 AND 05, 2007

DATE, TIME AND PLACE: March 02, 2007, at 10:00 a.m., and March 05, 2007, at 3:00 p.m., at the headquarters of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

ATTENDANCE: Messrs. Josino de Almeida Fonseca, Antônio Carlos Rovai, Celso Clemente Giacometti, Sheila Periard Henrique Silva and Vicente de Paulo Barros Pegoraro, representing all the members of the Statutory Audit Committee of the Company. Also attended the meeting Mr. Stefano De Angelis (Chief Financial and Investors Relations Officer), Mrs. Katia Nozela (responsible for the Balance Sheet’s Department), and the representatives from Directa Auditores (Mr. Ernesto Gelbcke) and Ernst & Young Auditores Independentes S.S. (Mr. Mauro Moreira), independent auditors of the Company and of its subsidiaries TIM Celular S.A. and TIM Nordeste S.A., respectively.

AGENDA: (1) to examine and issue an opinion with respect to the management’s report and financial statements of the Company for the fiscal year ended on December 31, 2006; (2) to examine and issue an opinion with respect to the management’s proposal for allocation of the losses related to fiscal year 2006 and distribution of dividends by the Company; and (3) other matters of interest of the Company.

RESOLUTIONS: The Audit Committee members, in the use of their legal and statutory attributions, proceeded with the analysis and discussion of the matters contained in the agenda. Upon detailed presentation by Management, analysis and discussion of the matters contained in the agenda, the Statutory Audit Committee members unanimously resolved to suspend the meeting until 3:00 p.m. of March 05, 2007, in order to be able to attend the Board of Directors meeting that will resolve on the above mentioned matters. Once approved such matters by the Board of Directors of the Company, the Statutory Audit Committee meeting was resumed at 3:00 p.m. of March 05, 2007, with the presence of the independent auditors of the Company, who rendered the explanations requested by the Statutory Audit Committee members with respect to the auditing of the December 31, 2006 financial statements. After that, the members of the Statutory Audit Committee expressed the following opinions about the matters contained in the agenda: (1) in the terms of the opinion attached hereto, the Statutory Audit Committee members unanimously opined in favor of the approval of the management’s report and the financial statements of the Company for the fiscal year ended on December 31, 2006, which have been audited by Directa Auditores; (2) also in the terms of the opinion attached hereto, the Statutory Audit Committee members unanimously opined in favor of the approval of the management’s proposal for allocation of the losses related to fiscal year 2006 and distribution of dividends by the Company; and (3) no further issue was resolved by the Statutory Audit Committee members. In the view of the foregoing, the Statutory Audit Committee members recommend the submission of the matters (1) and (2) above to the Annual Shareholder’s Meeting of the Company.

CLOSING: With no further issues to discuss, the meeting was closed and these minutes and the opinion attached hereto drawn up, both read, approved and signed by all attending Statutory Audit Committee members.

Rio de Janeiro (RJ), March 05, 2007.

Josino de Almeida Fonseca	Antônio Carlos Rovai

Celso Clemente Giacometti	Sheila Periard Henrique da Silva

Vicente de Paulo Barros Pegoraro

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

STATUTORY AUDIT COMMITTEE OPINION

The undersigned members of the Statutory Audit Committee of TIM Participações S.A. (“Company”), in the performance of their legal and statutory duties, hereby opine with respect to the following matters:

Opinion:

(1) Management’s report and financial statements of the Company for the fiscal year ended on December 31, 2006, as audited by Directa Auditores: the matter was discussed and reviewed by the members of the Company’s Statutory Audit Committee, in accordance with the provisions contained on items II and VII of Section 163 of Law 6,404/76 and the other applicable Bylaws provisions, and such members unanimously opined in favor of the approval of the management’s report and financial statements of the Company for the fiscal year ended on December 31, 2006;

(2) Management’s proposal for allocation of the losses related to fiscal year 2006 and distribution of dividends: the matter was discussed and reviewed by the members of the Company’s Statutory Audit Committee, in accordance with the provisions of item III of Section 163 of Law 6,404/76 and the other applicable Bylaws provisions, and such members unanimously opined in favor of the approval of the management’s proposal for allocation of the losses from fiscal year 2006 and distribution of dividends by the Company. The management’s proposal contemplates that (a) the losses of the fiscal year 2006, in the amount of R$285,541,956.06 (two hundred and eighty-five million, five hundred and forty-one thousand, nine hundred and fifty-six reais and six cents), shall be fully absorbed by the expansion reserve, which is regulated by Section 46, Paragraph 2nd, of the Bylaws, and (b) notwithstanding the losses accrued in the fiscal year 2006, part of the expansion reserve shall be realized, in the amount of R$450,762,594.01 (four hundred and fifty million, seven hundred and sixty-two thousand, five hundred and ninety-four reais and one cent), in order to distribute dividends. The cash for payment of the dividends to the shareholders of the Company shall be received from the wholly-owned subsidiary TIM Celular S.A., preferably through its capital reduction.

In view of the foregoing, the members of the Statutory Audit Committee recommend the submission of the matters contained in items (1) and (2) above to the appreciation by the Company’s shareholders.

Rio de Janeiro (RJ), March 05, 2007.

Josino de Almeida Fonseca	Antônio Carlos Rovai

Celso Clemente Giacometti	Sheila Periard Henrique da Silva

Vicente de Paulo Barros Pegoraro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 6, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.